

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2021

Arie Kotler
Chairman and Chief Executive Officer
ARKO Corp.
8565 Magellan Parkway
Suite 400
Richmond, Virginia 23227-1150

>   **Re: ARKO Corp.**
>   **Registration Statement on Form S-1**
>   **Filed January 21, 2021**
>   **File No. 333-252302**

Dear Mr. Kotler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Drew Altman